







Larry Epstein MD

Physician

Cupertino, California

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University of Nebraska College of Medicine

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Experience

Physician

Apr 1969 – Present · 49 yrs 5 mos

Education

University of Nebraska College of Medicine

Bachelor of Arts (BA), English Language and Literature, General

Interests

University of Nebraska College ...

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